Exhibit 1.1

December 23, 2005

Board of Directors

Fourth Federal Savings Bank

325 Hamilton Avenue

White Plains, New York 10601

Attention:	Mr. Kenneth A. Martinek

Chairman of the Board, President and Chief Executive Officer

Ladies and Gentlemen:

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) is pleased to act as an independent financial advisor to Fourth Federal Savings Bank (the “Bank”) in connection with the Bank’s proposed reorganization into mutual holding company form (the “Reorganization”), including the offer and sale of certain shares of the common stock (the “Common Stock”) of a newly organized middle-tier stock holding company (the “Holding Company”) to the Bank’s eligible account holders in a Subscription Offering and to members of the Bank’s community in a Direct Community Offering and, under certain circumstances, to the general public in a Syndicated Community Offering (collectively, the “Offerings”). For purposes of this letter, the term “Actual Purchase Price” shall mean the price at which the shares of the Common Stock are sold in the Offerings and the Holding Company and the Bank are sometimes collectively referred to herein as the “Company.” This letter is to confirm the terms and conditions of our engagement.

ADVISORY SERVICES

Sandler O’Neill will act as a consultant and advisor to the Company and will work with the Company’s management, counsel, accountants and other advisors in connection with the Reorganization and the Offerings. We anticipate that our services will include the following, each as may be necessary and as the Company may reasonably request:

1. Consulting as to the securities market implications of any aspect of the Plan of Reorganization or related corporate documents;

2. Reviewing with the Board of Directors the financial impact on the Company of the independent appraiser’s appraisal of the common stock;

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December 23, 2005

3. Reviewing all offering documents, including the Prospectus, stock order forms and related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Company and its counsel);

4. Assisting in the design and implementation of a marketing strategy for the Offerings;

5. Assisting Company management in scheduling and preparing for meetings with potential investors and broker-dealers; and

6. Providing such other general advice and assistance as may be requested to promote the successful completion of the Reorganization.

SUBSCRIPTION AND COMMUNITY OFFERING FEES

If the Offerings are consummated, the Company agrees to pay Sandler O’Neill for its services a fee of one percent (1.00%) of the aggregate Actual Purchase Price of the shares of common stock sold in the Subscription Offering and Direct Community Offering, excluding in each case shares purchased (i) by any employee benefit plan or trust of the Bank, the Holding Company or the mutual holding company established for the benefit of their respective directors, trustees, officers and employees, (ii) by, or on behalf of, a charitable foundation (or any shares contributed to such a charitable foundation), and (iii) by any director, officer or employee of the Bank, the Holding Company or the mutual holding company or members of their immediate families.

If (i) Sandler O’Neill’s engagement hereunder is terminated for any of the reasons provided for under the second paragraph of the section of this letter captioned “Definitive Agreement,” or (ii) the Offerings are terminated by the Company, no fees shall be payable by the Company to Sandler O’Neill hereunder; however, the Company shall reimburse Sandler O’Neill for its reasonable out-of-pocket expenses (including legal fees) incurred in connection with its engagement hereunder and for any fees and expenses incurred by Sandler O’Neill on behalf of the Company pursuant to the second paragraph under the section captioned “Costs and Expenses” below.

All fees payable to Sandler O’Neill hereunder shall be payable in cash at the time of the closing of the Reorganization and the Offerings, or upon the termination of Sandler O’Neill’s engagement hereunder or termination of the Offerings, as the case may be. In recognition of the long lead times involved in the conversion offering process, the Company agrees to make an advance payment to Sandler O’Neill in the amount of $25,000, payable upon execution of this letter, which shall be credited against any fees or reimbursement of expenses payable hereunder. In the event that the advance payment exceeds the amount due in payment of fees and reimbursement of expenses hereunder, the excess shall be refunded to the Company.

Fourth Federal Savings Bank

December 23, 2005

SYNDICATED COMMUNITY OFFERING

If any shares of the Holding Company’s common stock remain available after the expiration of the Subscription Offering and Direct Community Offering, at the request of the Company and subject to the continued satisfaction of the conditions set forth in the second paragraph under the caption “Definitive Agreement” below, Sandler O’Neill will seek to form a syndicate of registered dealers to assist in the sale of such common stock in a Syndicated Community Offering on a best efforts basis, subject to the terms and conditions set forth in a selected dealers agreement. With respect to any shares of the common stock sold by Sandler O’Neill or any other NASD member firm under any selected dealers agreements in a Syndicated Community Offering, the Company agrees to pay: (a) the sales commission payable to the selected dealer under such agreement, and (b) a management fee to Sandler O’Neill of one percent (1.0%) of the aggregate Actual Purchase Price of the shares of common stock sold in the Syndicated Community Offering. Sandler O’Neill will endeavor to limit the aggregate fees to be paid by the Company under any such selected dealers agreements to an amount competitive with gross underwriting discounts charged at such time for underwritings of comparable amounts of stock sold at a comparable price per share in a similar market environment, which shall not exceed 6% of the aggregate Actual Purchase Price of the shares sold under such agreements. Sandler O’Neill will endeavor to distribute the common stock among dealers in a fashion which best meets the distribution objectives of the Company and the requirements of the Plan of Reorganization, which may result in limiting the allocation of stock to certain selected dealers. It is understood that in no event shall Sandler O’Neill be obligated to act as a selected dealer or to take or purchase any shares of the Holding Company’s common stock in the Offerings.

COSTS AND EXPENSES

In addition to any fees that may be payable to Sandler O’Neill hereunder and the expenses to be borne by the Company pursuant to the following paragraph, the Company agrees to reimburse Sandler O’Neill, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the Reorganization and the Offerings are consummated, including, without limitation, legal fees, advertising, promotional, syndication and travel expenses, up to a maximum of $60,000; provided, however, that Sandler O’Neill shall document such expenses to the reasonable satisfaction of the Company. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this letter.

As is customary, the Company will bear all other expenses incurred in connection with the Reorganization and the Offerings, including, without limitation, (i) the cost of obtaining all securities and bank regulatory approvals, including any required NASD filing fees; (ii) the cost of printing and distributing the offering materials; (iii) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the shares in the various states; (iv) listing fees; and (v) all fees and

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December 23, 2005

disbursements of the Company’s counsel, accountants, conversion agent and other advisors. In the event Sandler O’Neill incurs any such fees and expenses on behalf of the Company, the Company will reimburse Sandler O’Neill for such fees and expenses whether or not the Reorganization and the Offerings are consummated; provided, however, that Sandler O’Neill shall not incur any substantial expenses on behalf of the Company pursuant to this paragraph without the prior approval of the Company.

DUE DILIGENCE REVIEW

Sandler O’Neill’s obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Bank and the Holding Company, and their respective directors, officers, agents and employees, as Sandler O’Neill and its counsel in their sole discretion may deem appropriate under the circumstances. In this regard, the Company agrees that, at its expense, it will make available to Sandler O’Neill all information that Sandler O’Neill requests, and will allow Sandler O’Neill the opportunity to discuss with the Bank’s and the Holding Company’s management the financial condition, business and operations of the Bank and the Holding Company. The Company acknowledges that Sandler O’Neill will rely upon the accuracy and completeness of all information received from the Bank and the Holding Company and their directors, officers, employees, agents, independent accountants and counsel.

BLUE SKY MATTERS

The Company agrees that if Sandler O’Neill’s counsel does not serve as counsel with respect to blue sky matters in connection with the Offerings, the Company will cause its counsel to prepare a Blue Sky Memorandum related to the Offerings including Sandler O’Neill’s participation therein and shall furnish Sandler O’Neill a copy thereof addressed to Sandler O’Neill or upon which such counsel shall state Sandler O’Neill may rely.

CONFIDENTIALITY

Other than disclosure to other firms made part of any syndicate of selected dealers or as required by law or regulation or legal process, Sandler O’Neill agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”), whether or not the Reorganization is consummated. As used in this paragraph, the term “Confidential Information” shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by Sandler O’Neill, (ii) was available to Sandler O’Neill on a non-confidential basis prior to its disclosure to Sandler O’Neill by the Company, or (iii) becomes available to Sandler O’Neill on a

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December 23, 2005

non-confidential basis from a person other than the Company who is not otherwise known to Sandler O’Neill to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

INDEMNIFICATION

Since Sandler O’Neill will be acting on behalf of the Bank and the Holding Company in connection with the Reorganization and the Offerings, the Holding Company and the Bank agree to indemnify and hold Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (Sandler O’Neill and each such person being an “Indemnified Party”) harmless from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of the Reorganization or the Offerings or the engagement of Sandler O’Neill pursuant to, or the performance by Sandler O’Neill of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party; provided, however, that the Bank and the Holding Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (i) arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Bank by Sandler O’Neill expressly for use therein, or (ii) is primarily attributable to the gross negligence, willful misconduct or bad faith of Sandler O’Neill. It is expressly understood that the Bank and the Holding Company shall only be obligated to pay for one counsel (in addition to any required local counsel) in any one action or proceeding or group of related actions or proceedings for all Indemnified parties collectively. If the foregoing indemnification is unavailable for any reason, the Bank and the Holding Company agree to contribute to such losses, claims, damages, liabilities and expenses in the proportion that its financial interest in the Reorganization and Offerings bears to that of Sandler O’Neill.

DEFINITIVE AGREEMENT

Sandler O’Neill and the Company agree that (a) except as set forth in clause (b), the foregoing represents the general intention of the Company and Sandler O’Neill with respect to the services to be provided by Sandler O’Neill in connection with the Offerings, which will serve as a basis for Sandler O’Neill commencing activities, and (b) the only legal and binding obligations of the Bank, the Holding

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December 23, 2005

Company and Sandler O’Neill with respect to the subject matter hereof shall be (1) the Company’s obligation to reimburse costs and expenses pursuant to the section captioned “Costs and Expenses,” (2) those set forth under the captions “Confidentiality” and “Indemnification,” and (3) as set forth in a duly negotiated and executed definitive Agency Agreement to be entered into prior to the commencement of the Offerings relating to the services of Sandler O’Neill in connection with the Offerings. Such Agency Agreement shall be in form and content satisfactory to Sandler O’Neill, the Bank and the Holding Company and their respective counsel and shall contain standard indemnification provisions consistent herewith.

Sandler O’Neill’s execution of such Agency Agreement shall also be subject to (i) Sandler O’Neill’s satisfaction with its investigation of the Company’s business, financial condition and results of operations, (ii) preparation of offering materials that are satisfactory to Sandler O’Neill and its counsel, (iii) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Sandler O’Neill’s counsel, (iv) agreement that the price established by the independent appraiser is reasonable and (v) market conditions at the time of the proposed offering. Sandler O’Neill may terminate this agreement if such Agency Agreement is not entered into prior to December 31, 2006.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Sandler O’Neill the duplicate copy of this letter enclosed herewith.

Very truly yours,

Sandler O’Neill & Partners, L.P.
By: Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ James J. O’Meara
James J. O’Meara Authorized Signatory

Accepted and agreed to as of the date first above written:

Fourth Federal Savings Bank

By:	/s/ Kenneth A. Martinek
Kenneth A. Martinek Chairman of the Board, President and Chief Executive Officer

December 23, 2005

Mr. Kenneth A. Martinek

Chairman of the Board, President and Chief Executive Officer

Fourth Federal Savings Bank

325 Hamilton Avenue

White Plains, New York 10601

Dear Mr. Martinek:

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) is pleased to act as conversion agent to Fourth Federal Savings Bank (the “Bank”) in connection with the Bank’s proposed reorganization into mutual holding company form (the “Reorganization”), including the offer and sale of certain shares of the common stock (the “Common Stock”) of a newly organized, middle-tier stock holding company (the “Holding Company”) to the Bank’s eligible account holders in a Subscription Offering and to members of the Bank’s community in a Direct Community Offering (collectively, the “Offering”). This letter is to confirm the terms and conditions of our engagement.

SERVICES AND FEES

In our role as Conversion Agent, we anticipate that our services will include the services outlined below, each as may be necessary and as the Bank may reasonably request:

I.	Consolidation of Accounts and Vote Calculation

II.	Design and Stenciling of Proxy, Order and/or Request Forms

III.	Organization and Supervision of the Conversion Center

IV.	Proxy Solicitation and Special Meeting Services

V.	Subscription Services

Each of these services is further described in Appendix A to this agreement.

For its services hereunder, the Bank agrees to pay Sandler O’Neill a fee of $10,000. This fee is based upon the requirements of current regulations governing the reorganization process, the Plan

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December 23, 2005

of Reorganization as currently contemplated and an uncontested solicitation of proxies. Any unusual or additional items or duplication of service required as a result of a material change in the regulations or the Plan of Reorganization, any opposition to the proxy solicitation by a third party or a material delay or other similar events may result in extra charges that will be covered in a separate agreement if and when they occur.

All fees under this agreement shall be payable in cash, as follows: (a) $5,000 payable upon execution of this agreement by the Bank, which shall be non-refundable; and (b) the balance upon the completion of the Reorganization.

COSTS AND EXPENSES

As is customary, all expenses incurred in connection with the establishment and operation of the Conversion Center will be borne by the Bank. The Bank also agrees to reimburse Sandler O’Neill, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder regardless of whether the Reorganization is consummated, including, without limitation, travel, lodging, food, telephone, postage, listings, forms and other similar expenses up to a maximum aggregate amount of $25,000; provided, however, that Sandler O’Neill shall document such expenses to the reasonable satisfaction of the Bank. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this agreement.

RELIANCE ON INFORMATION PROVIDED

The Bank will provide Sandler O’Neill with such information as Sandler O’Neill may reasonably require to carry out its duties. The Bank recognizes and confirms that Sandler O’Neill (a) will use and rely on such information in performing the services contemplated by this agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the information. The Bank will also inform Sandler O’Neill within a reasonable period of time of any changes in the Plan of Reorganization or otherwise that require changes in Sandler O’Neill’s services. If a substantial expense results from any such change, the parties shall negotiate an equitable adjustment in the fee.

LIMITATIONS

Sandler O’Neill, as Conversion Agent hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having

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December 23, 2005

no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the offer; (c) shall not be liable to any person, firm or corporation including the Bank by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this agreement and the performance hereof, unless caused by or arising out of its own willful misconduct, bad faith or gross negligence; (d) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

Anything in this agreement to the contrary notwithstanding, in no event shall Sandler O’Neill be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if Sandler O’Neill has been advised of the likelihood of such loss or damage and regardless of form of action.

INDEMNIFICATION

The Bank agrees to indemnify and hold Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons (Sandler O’Neill and each such person being an “Indemnified Party”) harmless from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of the engagement of Sandler O’Neill pursuant to, and the performance by Sandler O’Neill of the services contemplated by this letter, and will reimburse any Indemnified Party for all expenses (including reasonable counsel fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party. The Bank will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted primarily from Sandler O’Neill’s willful misconduct, bad faith or gross negligence.

MISCELLANEOUS

This agreement may be terminated by either party in the event that the agreement entered into between the Company and Sandler O’Neill for financial advisory services in connection with the Reorganization is terminated.

Fourth Federal Savings Bank

December 23, 2005

The following addresses shall be sufficient for written notices to each other:

If to you:	Fourth Federal Savings Bank
325 Hamilton Avenue
White Plains, New York 10601
Attention: Mr. Kenneth A. Martinek

If to us:	Sandler O’Neill & Partners, L.P.
919 Third Avenue, 6th Floor
New York, New York 10022
Attention: General Counsel

The Agreement and appendix hereto constitute the entire Agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement is governed by the laws of the State of New York.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Sandler O’Neill the duplicate copy of this letter enclosed herewith.

Very truly yours,

Sandler O’Neill & Partners, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ James J. O’Meara
James J. O’Meara Authorized Signatory

Accepted and agreed to as of

the date first above written:

Fourth Federal Savings Bank

By:	/s/ Kenneth A. Martinek
Kenneth A. Martinek Chairman of the Board, President and Chief Executive Officer

APPENDIX A

OUTLINE OF CONVERSION AGENT SERVICES

I.	Consolidation of Accounts/Vote Calculation

1.	Consolidate files in accordance with regulatory guidelines and create central file.

2.	Our EDP format will be provided to your data processing people.

3.	Vote calculation.

II.	Design and Preparation of Proxy/Order Form/Request Cards

1.	Assist in designing any combination of proxy cards, request cards and stock order forms for voting and ordering stock.

2.	Prepare request cards and order forms with account holder data.

3.	Target group identification for proxy solicitation.

III.	Organization and Supervision of Conversion Center

1.	Advising on the physical organization of the Conversion Center, including materials requirements.

2.	Assist in the training of all Bank personnel who will be staffing the Conversion Center.

3.	Establish reporting procedures.

4.	On-site supervision of the Conversion Center during the solicitation/offering period.

IV.	Special Meeting Services

1.	Direct the proxy solicitation.

2.	Proxy and ballot tabulation.

3.	Act as or support inspector of election, it being understood that Sandler O’Neill will not act as inspector of election in the case of a contested election.

4.	If required, delete voting record date accounts closed prior to special meeting.

5.	Produce final report of vote.

V.	Subscription Services

1.	Produce list of depositors by state (Blue Sky report).

2.	Production of subscription rights and research books.

3.	Stock order form processing.

4.	Acknowledgment letter to confirm receipt of stock order.

5.	Daily reports and analysis.

6.	Proration calculation and share allocation in the event of an oversubscription.

7.	Produce charter shareholder list.

8.	Interface with Transfer Agent for Stock Certificate issuance.

9.	Refund and interest calculations.

10.	Confirmation letter to confirm purchase of stock.

11.	Notification of full/partial rejection of orders.

12.	Production of 1099/Debit tape.

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